HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                 October 7, 2019

Scott Stringer
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Blue Line Protection Group, Inc.

            Form 10-K for the Fiscal Year Ended December 31, 2018 filed April 16, 2019.

            Form 10-Q for the Quarterly Period Ended June 30, 2019 filed August 16, 2019.

            File No. 000-52942

     This office represents Blue Line Protection Group, Inc. (the "Company"). The following are the Company's responses to the comment letter received from the staff by letter dated September 27, 2019.

     1. The reason for the derivative remaining is that a number of the convertible notes have variable conversion prices, which cause an indeterminate number of shares to be issuable upon conversion. As a result, the equity environment is tainted, resulting in the derivative. ASU 2017-011 removed ratchet provisions as a catalyst for derivatives, but it did not effect the variable conversion prices.

     ASU 2017-11 and ASC 815-10-15-75A relate to down-rounds. The Company's derivative notes do not contain "down-rounds." The notes are convertible at variable rates based on quoted prices with no floor. Thus, the Company could be forced to issue more shares than are authorized. Neither ASU 2017-11 nor ASC 815-10-15-75A apply to the derivative notes as they do not contain "down-rounds."

     ASC 815-10-15-75A: For purposes of evaluating whether a financial instrument meets the scope exception in paragraph 815-10-15-74(a)(1):, a down round feature shall be excluded from the consideration of whether the instrument is indexed to the entity's own stock.

     A down round feature is a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument. A down round feature may reduce the strike price of a financial instrument to the current issuance price, or the reduction may be limited by a floor or on the basis of a formula that results in a price that is at a discount to the original exercise price but above the new issuance price of the shares, or may reduce the strike price to below the current issuance price. A standard antidilution provision is not considered a down round feature.

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     2. The Company has adopted ASU 2018-17.  During the year ended December 31,
2018 and the interim period ended June 30, 2019 there were no options or warrants issued so there would not have been any impact.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very truly yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          William T. Hart